[LETTERHEAD OF CLIFFORD CHANCE US LLP]

May 30, 2013

VIA EDGAR

Vince DiStefano

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:

Aetos Capital Multi-Strategy Arbitrage Fund, LLC

(File Nos. 333-174523 and 811-21061)

Aetos Capital Distressed Investment Strategies Fund, LLC

(File Nos. 333-174525 and 811-21059)

Aetos Capital Long/Short Strategies Fund, LLC

(File Nos. 333-174522 and 811-21058)

(collectively, the “Funds”)

Dear Mr. DiStefano:

On behalf of the Funds and per our discussions, we kindly request acceleration by no later than 10 a.m. on June 3, 2013 of the Funds’ Registration Statements on Form N-2, which were filed on May 23, 2013.

If you have any questions concerning the foregoing, please call me at (212) 878-3180.

Best Regards,

/s/ Clifford R. Cone

Clifford R. Cone